Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-225078
Dated May 21, 2018

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES VARIABLE FORWARD TRANSACTION BY
DE AGOSTINI S.P.A. AND RELATED REGISTERED PUBLIC OFFERING OF IGT ORDINARY SHARES

LONDON, U.K. — May 21, 2018 — International Game Technology PLC (“IGT”) (NYSE:IGT) has been advised that IGT’s majority shareholder, De Agostini S.p.A. (“De Agostini”), proposes to enter into a variable forward transaction (the “Forward Transaction”) with Credit Suisse International (“Credit Suisse”) relating to up to 18,000,000 IGT ordinary shares.

IGT is not a party to the Forward Transaction, which is described in greater detail below and in the related prospectus supplement, and is not issuing or selling any IGT ordinary shares in connection with the Forward Transaction. As such, IGT will not receive any proceeds from the sale of the IGT ordinary shares in the Forward Transaction. There is no impact to IGT’s income statement, balance sheet, cash flows, share count, or dividends as a result of the Forward Transaction.

Lorenzo Pellicioli, CEO of De Agostini, stated: “With the Forward Transaction, De Agostini’s objective is to rebalance the profile of its portfolio of assets. We remain fully committed to continue supporting IGT’s long-term development. In this context, for the foreseeable future, it is our intention to remain IGT’s controlling shareholder and we are not contemplating any additional transaction involving IGT shares.”

IGT has also been advised that, to hedge the exposure under the Forward Transaction, Credit Suisse or its affiliates will borrow approximately 13,200,000 IGT ordinary shares from third-party stock lenders and will sell such IGT ordinary shares in an underwritten public offering through Credit Suisse Securities (USA) LLC, acting as the underwriter, pursuant to an automatically effective registration statement on Form F-3 (including a base prospectus) that has been filed by IGT with the U.S. Securities and Exchange Commission (the “SEC”).

IGT has also been advised that Credit Suisse or its affiliates will borrow an additional, approximately 4,800,000 IGT ordinary shares from third-party stock lenders and that Credit Suisse or its affiliates expect to sell these additional IGT ordinary shares, from time to time after the offering, in block sales, on the NYSE, in the over-the-counter market or in negotiated transactions. These additional IGT ordinary shares will not be included in the public offering described above. IGT has been advised by Credit Suisse that it expects that, over the period during which it sells these additional IGT ordinary shares, Credit Suisse or its affiliates will purchase an approximately equal number of IGT ordinary shares in the open market.

Description of the Forward Transaction

The Forward Transaction has economic characteristics similar to a collar with respect to the underlying IGT ordinary shares (i.e., it effectively consists of De Agostini purchasing a put option with a certain strike price and simultaneously selling a call option with a higher strike price). The Forward Transaction  provides De Agostini with a pre-defined minimum value for the underlying IGT ordinary shares while retaining meaningful benefits from any appreciation in the value of the underlying IGT ordinary shares. The Forward Transaction is divided into multiple tranches that are scheduled to mature over a period commencing on or about four years from May 2018. The Forward Transaction will be settled for any tranche at De Agostini's election either (i) in cash (in which case De Agostini will retain the underlying IGT ordinary shares), or (ii) by physical delivery of IGT ordinary shares, if certain gaming-related conditions and other conditions are met. De Agostini has agreed that it will not, prior to the satisfaction during the first year of certain collateral requirements, sell, pledge, or otherwise transfer any of its IGT ordinary shares.

In connection with the Forward Transaction, and subject to satisfying certain conditions, including the pledge of the 18,000,000 IGT ordinary shares to Credit Suisse, De Agostini may elect to obtain a prepayment from Credit Suisse in an amount based on the put option strike price at maturity. Following such prepayment, the Forward Transaction will have economic characteristics similar to a collar together with a loan. De Agostini has indicated to IGT that the proceeds of any prepayment may be used by De Agostini for investments and general corporate purposes. De Agostini will retain the right to vote the pledged IGT ordinary shares (but will lose the right to direct the voting of any related special voting shares).

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

James Hurley, Investor Relations, +1 (401) 392-7190

Simone Cantagallo, +39 06 51899030; for Italian media inquiries

3

Q1’18 North America Gaming & Interactive Highlights Revenue Key Performance Indicators Installed base up ~375 units sequentially on new casino openings and momentum from new games; lower y/y primarily due to large conversions in 2017 Gaming Service up modestly before ASC 606 Product Sales reflects significant increase in systems revenue (both central system and add-on sales) Continued increase in replacement units to Casino customers; lower VLT activity Y/Y Operating Income net of DDI up 17% on increased revenue and higher-margin business mix 1 ASC606/ jackpot expense -14 Q1'18 Q1'17 % Change Revenue 244 305 -20% Operating Income 57 69 -17% Machine Units Shipped Q1'18 Q1'17 New & Expansion 1,024 1,157 Replacement 2,692 2,787 Total 3,716 3,944 Q1'17 Q2'17 Q3'17 Q4'17 Q1'18 Casino Installed Base 23,701 23,649 22,924 22,807 23,183

Q1'18 North America Lottery Highlights

Revenue


281
5
4
3
2
295
295
ASC 606/
LMA
incentive
$11
Q1'17
Lottery Service
LMA
Product Sales
Other
Excluding FX
FX
Q1'18

Key Performance Indicators

	Q1'18	Q1'17	% Change
Revenue	295	281	5%
Operating Income	76	69	11%

Same-store revenue growth	Q1'18	Q1'17
Instants & Draw Games	5.4%	1.5%
Multistate Jackpots	51.6%	-59.5%
Total SSR Growth	11.0%	-14.0%

	Q1'17	Q2'17	Q3'17	Q4'17	Q1'18
VLT Installed Base	15,009	15,267	15,225	15,294	15,101

- Robust same-store revenue growth driven by higher jackpot activity and instants innovation, including new game introductions and larger format tickets
- Lottery Service reflects exit of low-margin contracts, lower effective rates on recent contract extensions, and weather-related service disruption
- LMA revenue includes accrued New Jersey and Indiana incentives, partially offset by conclusion of Illinois LMA contract
- Increased sales of retailer terminals in Massachusetts drove higher Product Sales
- Operating income up on same-store revenue growth and LMA contribution, partly offset by higher depreciation & amortization and increased investment in R&D

2

Q1’18 International Highlights Revenue Key Performance Indicators Strong growth on solid fundamentals and unusually low results in the prior year Lottery same-store revenue up on broad-based strength in most jurisdictions, including the UK Growth in the installed base more than offset by ASC 606, exit of certain low-margin businesses, and lower yields Strong gaming system sales, including MGM Cotai; higher gaming unit shipments on double-digit growth in replacements Operating Income up sharply on higher revenue and improved product mix, in addition to lower SG&A, and easy comparison to prior year 3 ASC 606/ jackpot expense -3 Q1'18 Q1'17 % Change Revenue 184 164 12% Operating Income 22 7 202% Machine Units Shipped Q1'18 Q1'17 New & Expansion 91 595 Replacement 2,021 1,414 Total 2,112 2,009 Same-store revenue growth Q1'18 Q1'17 Instants & Draw Games 4.0% 3.4% Multistate Jackpots 6.0% -13.1% Total SSR Growth 4.1% 2.2% Q1'17 Q2'17 Q3'17 Q4'17 Q1'18 Installed Base 11,281 12,129 14,591 15,543 15,854